UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ACE CASH EXPRESS, INC

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

004403 10 1

(CUSIP Number)

Larry Schoenbrun, Gardere Wynne Sewell LLP,

1601 Elm Street, Suite 3000, Dallas, Texas 75201, (214) 999-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 26, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 004403 10 1	PAGE 2 of 11 PAGES

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Edward W. Rose III

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF; WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Unites States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 690,487 8. Shared Voting Power 0 9. Sole Dispositive Power 690,487 10. Shared Dispositive Power 203,327

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 893,814

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 6.8%

14.	Type of Reporting Person (See Instructions) IN

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CUSIP NO. 004403 10 1

Edward W. Rose III filed a first Amended Statement on Schedule 13D relating to the Common Stock of Ace Cash Express, Inc. with the Securities Exchange Commission on October 9, 1998 (the “First Amended Statement”). Mr. Rose is further amending the First Amended Statement to reflect that: (i) Mr. Rose may no longer be considered to have dispositive power over the shares of Ace common stock owned by Kaiser-Francis Oil Company, Ruth Kaiser Nelson and William Edward Rose, (ii) Mr. Rose might be considered to have dispositive power over the shares of Ace common stock owned by Evelyn P. Rose, Lela Helen Rose and Evelyn Potter Rose 1990 Irrevocable Trust (collectively, the “Other Persons”) and (iii) on April 26, 2004, Mr. Rose sold 250,000 shares of Ace common stock in a public offering conducted by Ace Cash Express, Inc. The First Amended Statement is hereby amended and restated to read in its entirety as follows:

Item 1.  Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares of Common Stock, $0.01 par value per share (the “Common Stock”), of Ace Cash Express, Inc., a Texas corporation (the “Issuer”), which has its principal executive offices at 1231 Greenway Drive, Suite 600, Irving, Texas 75038.

Item 2.  Identity and Background.

     (a) Edward W. Rose III (the “Reporting Person”).

     (b) 500 Crescent Court, Suite 250, Dallas, Texas 75201.

     (c) President of Cardinal Investment Company, Inc., a company engaged in the investment business whose address is 500 Crescent Court, Suite 250, Dallas, Texas 75201 (the “Cardinal Address”).

     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

The funds used by the Reporting Person and the Other Persons to acquire the Common Stock came from available working capital and/or available cash on hand of each such person.

Item 4.  Purpose of Transaction.

The Reporting Person acquired his shares of Common Stock to hold primarily for investment. The Reporting Person is continually reviewing all aspects of his shareholdings, the Issuer’s business affairs and financial condition, the market price of the Common Stock, conditions in the securities markets generally, and general economic and industry conditions. The Reporting Person may acquire

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additional shares of Common Stock or sell all or part of his shareholdings at any time depending upon circumstances existing from time to time.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act; however, the Reporting Person reserves the right to propose or undertake or participate in any of such actions in the future.

Item 5.    Interest in Securities of the Issuer.

(a) and (b): The following table sets forth the information required by Items 5(a) and 5(b):

Name	Number of Shares	Voting Power	Dispositive Power	% Ownership
Edward W. Rose III	690,487(1)	sole	sole	5.2%
	203,327(2)	no	shared	1.5%

(1)	Includes options to purchase 14,999 shares of Common Stock pursuant to the Issuer’s Non-Employee Directors Stock Option Plan that are exercisable within 60 days
(2)	Includes the following shares of Common Stock owned by the Other Persons over which the Reporting Person might be considered to have shared dispositive power: (a) 115,341 shares of Common Stock owned by Evelyn P. Rose, the Reporting Person’s wife, (b) 21,705 shares of Common Stock owned by Lela Helen Rose, the Reporting Person’s daughter, and (c) 66,281 shares of Common Stock owned by Evelyn Potter Rose 1990 Irrevocable Trust, a trust for the benefit of Evelyn P. Rose, the Reporting Person’s wife.

The Reporting Person disclaims beneficial ownership of all of the shares of Common Stock covered by this Statement except for the 675,488 shares of Common Stock owned by the Reporting Person and options to purchase 14,999 shares of Common Stock.

The following is the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition may be shared:

1. Evelyn P. Rose’s principal occupation is homemaker and her business address is c/o the Cardinal Address. Evelyn P. Rose is a citizen of the United States. The Reporting Person expressly disclaims beneficial ownership of the shares of Common Stock owned by Evelyn P. Rose.

2. Lela Helen Rose’s principal occupation is a self-employed fashion designer and her business address is the Cardinal Address. Lela Helen Rose is a citizen of the United States. The Reporting Person expressly disclaims beneficial ownership of the shares of Common Stock owned by Lela Helen Rose.

3. Evelyn Potter Rose 1990 Irrevocable Trust is a trust, the trustee of which is Larry Schoenbrun, and the beneficiary of which is Evelyn P. Rose, the wife of the Reporting Person. The address of Evelyn Potter Rose 1990 Irrevocable Trust is the Cardinal Address. The Reporting Person expressly disclaims beneficial ownership of the shares of Common Stock owned by Evelyn Potter Rose 1990 Irrevocable Trust.

None of the Other Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors. None of the Other Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent

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jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c): In the last 60 days, the Reporting Person sold 250,000 shares of Common Stock in a public offering conducted by the Issuer at a price of $27.00 per share ($25.65 per share, net of commissions). None of the Other Persons have effected any transactions in Common Stock within the last 60 days.

(d): The Reporting Person affirms that no person other than the Reporting Person and the Other Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock beneficially owned by the Reporting Person.

(e): Not applicable.

Item	6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships with respect to the shares of Common Stock owned by the Reporting Person.

Item 7.    Material to be Filed as Exhibits.

•	Exhibit A – Agreement Regarding Filing of Schedule 13D

•	Exhibit B – Power of Attorney from Edward W. Rose III to Debbie Crady

•	Exhibit C – Power of Attorney from Evelyn P. Rose to Debbie Crady

*Previously	filed

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: April 29, 2004

*
Edward W. Rose III

By:	/s/ Debbie Crady
Debbie Crady, Attorney-in-Fact

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